NO ACT

PE
12-26-13

[redacted]

14005082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

RECEIVED
FEB 14 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-14-14

February 14, 2014

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 26, 2013

Dear Ms. Sellers:

This is in response to your letter dated December 26, 2013 concerning the shareholder proposal submitted to Dominion by Joyce Loving. We also received a letter from the proponent on January 12, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Joyce Loving
*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 26, 2013

The proposal requests that the board appoint a team to review the risks Dominion faces under its current plan for developing solar generation, including a review of other U.S. programs, and to develop a report on those risks as well as benefits of increased solar generation.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(7), as relating to Dominion's ordinary business operations. In this regard, we note that the proposal concerns the company's choice of technologies for use in its operations. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dominion relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

12 January 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington DC 20549

Re: Response to December 26, 2013 Proposed Exclusion by Dominion Resources, Inc. of Shareholder Proposal Submitted by Ms. Joyce Loving Pursuant to Rule 14a-8

Ladies and Gentlemen:

This is in response to the request sent on December 26, 2013 to the SEC by Jane Whitt Sellers of McGuireWoods LLP, on behalf of Dominion Resources, Inc. (the Company), regarding the subject shareholder proposal. The Company, through Ms. Sellers, contends that the proposal may be excluded from its 2014 proxy statement by virtue of Rules 14a-8(i)(7) (matter relating to company's ordinary business) and 14a-8(i)(10) (company has substantially implemented proposal). A copy of this letter is being mailed concurrently to Ms. Sellers (via email), Mr. Russell Singer (via email), and Ms. Karen Doggett (via email).

Following review and analysis of Ms. Sellers subject letter (copy attached for reference), I express my disagreement with the arguments she makes and respectfully request the SEC to take necessary steps to not grant the no-action relief and thus authorize the inclusion of my shareholder proposal (included in attachment) in the proxy. My proposal's resolution is as follows:

> Resolved: Dominion shareholders request the Dominion board appoint a team to review the **risks Dominion faces** under its current plan for developing solar generation, including **a review of other US programs**, and to develop a **report on those risks as well as benefits of increased solar generation**. The analysis, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by the 2015 shareholder meeting. [Emphasis added]

The Proposal's "True Goal"

Ms. Sellers offers the view that, with respect to the "ordinary business exclusion", the proposal "relates to the Company's choice of technologies for use in its operations." She supports this view with an assertion as to the "true goal" of the proposal, which she states is "the addition to the sources of electric power offered by the Company ... by a specific type of technology (solar generation)." Additionally, Ms. Sellers asserts that "...although fashioned as a request to produce a public report...the goal is, in fact, to alter the Company's choices of technology and resources ... specifically by calling for the Company to develop and install solar generating facilities."

Were Ms. Sellers' depictions of the proposal's goal accurate, then doubtless it could be considered for exclusion on the bases she identifies. However, the proposal in no way seeks or recommends a change to the Company's chosen technologies. Rather, while acknowledging the existence of renewable energy technologies, the proposal asks **only** that the Company analyze and report on the risks of its current plan for using solar generation. I offer the proposal, **with the review, benefits and risk analyses, and report as its goal**, as a long-term investor who wants to know, and believes other investors want to know, how much risk the Company, and thus its investors, face under the Company's current plan, the 2013 Integrated Resource Plan (IRP).

If the proposal were presented to and accepted by the shareholders, the Company board and its management would presumably (1) plan for conducting the requested review of U.S. programs and identifying the benefits of increased solar generation, (2) undertake a risk analysis regarding its current approach, and (3) report on any risks and benefits. The proposal is only a request from shareholders. If, in the process of developing the plan and/or performing the risk analysis, the Company found that the request was not a feasible one or could not be accepted for another reason(s), the Company could so inform the shareholders and explain why. Thus, Ms. Sellers' contention as to the "true goal" of the proposal is patently incorrect. The proposal's goal is to have the Company tell its investors (1) what other U.S. programs are doing in the solar renewable energy arena, (2) the benefits (definitive and quantitative) achievable from increased solar generation by the Company, and (3)(a) whether they face risks from the current Company plan, (3)(b) what and how large those risks are and, presumably, (3)(c) what action(s), if any, the Company would take to address those risks, if any.

The Proposal Does Not "Relate to the Choice of Technologies in the Company's Operations"

Given the foregoing, there is no basis for Ms. Sellers' conclusion that the proposal asks for the Company's use of any particular technologies. Rather, the proposal merely points out the relatively small planned use of renewable solar energy as compared with other energy-producing resources, as reflected in the Company's 2013 IRP, as well as with other US programs. The term "meager" is my characterization, based on the following:

- The Company's choice of its 2013 Base Plan A, showing well under 50 Megawatts (MW) confirmed capacity of new solar resources in 2014-2015 and no additional solar resources through 2028, as compared to several thousand MW of new conventional and retrofit non-solar resources in 2014-2028.
- The Company's non-selection of its own 2013 Fuel Diversity Plan B, showing new solar resources in the years 2017-2021, as well as the non-selection of its alternative Renewable Plan C and Climate Action Plan E, both of which describe new solar resources for this period.
- The Company's Base Plan A for new solar resources of less than 50 MW in 2014-2015, calling for less MW than already available in many other states.

Ms. Sellers asserts that the proposal is "clearly aimed at implementing changes to the Company's current solar power initiatives and offerings ... by "... seek[ing] to cause the Company to increase its production of solar power beyond current levels and to develop a larger number of solar power-generating facilities than are called for by the Company's current plans." As noted earlier, nothing in the proposal's resolution suggests such intent explicitly or implicitly. Further, because its approval by shareholders would serve as a recommendation, and not a requirement, to the Company, the proposal certainly cannot be seeking to have the Company use any level of "solar power-generating facilities", especially since the proposal calls merely for review, analyses and report. The cited cases in support of a "technologies" exclusion would thus appear irrelevant to this proposal, because they refer to proposals asking for actions that go well beyond the subject proposal's actual scope, intent, and goal. Also, it is worth noting that, in the description Ms. Sellers offers of the IRP process, nowhere is it indicated that the process includes assigning quantifiable risks, a review of other US programs, or the benefits of increased solar generation, all part of the proposal.

The Proposal "Deals with a Significant Policy Issue"

Ms. Sellers' statements that the proposal "does not involve these [e.g., greenhouse gas emissions, global warming] broader environmental policy issues... [but] has some connection to issues that are of social significance..." seem contradictory on their face. The proposal does address the major social policy issues of new carbon regulation and centralized versus distributed power generation. If the proposal were adopted by the shareholders and implemented as requested, the resulting review of U.S. programs, benefit and risk analyses, and report must by their natures address both these issues. Should the report conclude that the benefits to increased solar use in power generation are sufficient and the risk to the Company of not doing so is significant, then it is likely the Company would pursue increased solar power generation, thereby leading to less coal-fired and natural gas electrical energy being produced (and thus less CO_2 production due to coal-fired and natural gas electricity, a step toward mitigation of global climate change); greater distributed power generation (leading to lower transmission line losses, more customer independence, and greater independence from fuel cost volatility); and lower need for nuclear power and its associated risks related to long term nuclear waste storage. Obviously, each of these are matters of great public interest and concern and, as such, the potential results of the proposal's request for review, benefit and risk analyses, and report, would bear on them more than tangentially. The shareholders deserve the right to decide if the social policy issues addressed in this proposal are ones that they wish Dominion to address.

The Company Has Not "Substantially Implemented" the Proposal

To assess the question of substantial implementation, one must examine the key elements of the proposal's resolved clause. Although the Company has produced the 2013 IRP, a publicly available report, it does not contain a review of relevant U.S. programs, a description of the benefits of increased solar generation, or a definitive and quantitative risk analysis of the costs to the Company and its shareholders of not increasing the use of solar energy generation. An example of such risks could be lost revenue to the Company from not offering customers a solar generation equipment-leasing and/or a system-purchase option that included Company-supplied equipment and/or Company-financing. Also, the IRP does not address the economic and environmental benefits of increasing the use of solar energy generation—for example, avoidance of major costs from climate-change-related damage to the Company's infrastructure and relief from swings in fuel costs.

The IRP's recommended Base Plan A relies primarily on natural gas as energy production source and acknowledges the potential risk of that approach, but the IRP neither quantifies that risk nor examines the consequences of doing so, though it does acknowledge the potential for legislative and regulatory actions (e.g., carbon tax) and other events (e.g., fuel cost) that would alter the plan's assumptions, again without quantifying any risks should those potential events occur. Although the IRP presents a Fuel Diversity Plan B that would increase use of renewable resources including solar, and acknowledges some risks and consequences it could face by not following this plan, again it does not quantify these risks and consequences or present possible financial results should they occur. Rather, its choice of Base Plan A relies on the "least cost option" involving major use of natural gas, and the IRP says the Company will concurrently pursue "continuing reasonable development efforts to preserve the additional resource options identified in Plan B."

The chosen Base Plan A does not spell out the risks for non-selection of the other Plans or for those risks accompanying the selected Plan A. Further, the IRP does not quantitatively compare the various plans vis-à-vis their relative risks. While Ms. Sellers correctly notes that the Company has produced the publicly available IRP, it is quite clear that this report does not substantially address or provide the information contemplated in the proposal. The IRP's purpose would appear to be different from the proposal's, not surprising given the IRP's nature. In sum, the Company's publicly available IRP does not come close to meeting the substantial implementation standard as would be appropriate to omit this shareholder proposal from the proxy.

Conclusion

Accordingly, I respectfully request that my proposal not be excluded from the proxy materials for the 2014 Annual Meeting of Shareholders, and I request that the SEC take action if Dominion does maintain its intent to so exclude it. Thank you for your consideration.

Joyce A Loving

Attachment: December 26, 2013 Letter from Jane Whitt Sellers to US SEC Division of Corporation Finance with its attachments

Cc:

(Via email)	Ms. Jane Whitt Sellers McGuireWoods
(Via email)	Mr. Russell J. Singer Dominion Senior Counsel
(Via email)	Ms. Karen W. Doggett, Director Governance & Executive Compensation, Dominion

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Tel 804.775.1000
Fax 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
Direct: 804.775.1054

McGUIREWOODS

jsellers@mcguirewoods.com
Direct Fax: 804.698.2170

December 26, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Ms. Joyce Loving Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia corporation ("Dominion" or the "Company"), and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 18, 2013, by Ms. Joyce Loving ("Ms. Loving" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 21, 2014. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Ms. Loving any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Dominion shareholders request the Dominion board appoint a team to review the risks Dominion faces under its current plan for developing solar generation, including a review of other US programs, and to develop a report on those risks as well as benefits of increased solar generation. The analysis, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by the 2015 shareholder meeting.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

I. Rule 14a-8(i)(7) – the Proposal may be excluded because it deals with a matter relating to the Company's ordinary business operations.

A. Background.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusions. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Consistent with these standards, the Staff has interpreted this to mean that shareholder proposals are excludable if they relate to a company's choice of technologies in its operations (See *infra* Section I.B.). This is applicable even when a proposal seeks an evaluation of risk, as does the Proposal here. Accordingly, the Staff has continued to allow the exclusion of shareholder proposals that seek risk assessment reports when the subject matter concerns ordinary business operations (*See e.g., Exxon Mobil Corporation* (March 6, 2012) (allowing the exclusion of a proposal requesting a report discussing the risks to the company's finances and operations posed by the environmental, social, and economic challenges associated with its oil sands) and *The TJX Companies, Inc.* (March 29, 2011) (allowing the exclusion of a proposal requesting a report on the risks created by the actions the company takes to avoid or minimize U.S. federal, state, and local corporate income taxes). Further, the Staff has stated that when a proposal and supporting statement relate to the company engaging in an evaluation of risk, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." Staff Legal Bulletin No. 14E.

Therefore, the Proposal is subject to exclusion under Rule 14a-8(i)(7) because it involves the Company's ordinary business operations, in that it relates to the Company's choice of technologies for use in its operations.

B. The Proposal relates to the choice of technologies for use in the Company's operations.

The Proposal requests the Company's board of directors appoint a team to review the risks faced by the Company under its current plan for developing solar power generation capabilities, as well as the benefits of increased solar generation. However, the true goal of the Proposal is not the production of a report, but the addition to the sources of electric power offered by the Company to consumers of electricity generated by a specific type of technology (solar generation). That is, although fashioned as a request to produce a public report, the Proposal's goal is, in fact, to alter the Company's choices of technology and resources used in the generation of electricity, specifically by calling for the Company to develop and install solar generating facilities.

The Proposal's supporting statement asserts that renewable energy such as solar avoids the risks of variable fuel costs and new carbon generation. It also criticizes the Company's current 15-year plan, describing its planned growth for solar power generation as "meager." The Proposal is thus clearly aimed at implementing changes to the Company's current solar power initiatives and offerings. That is, the Proposal seeks to cause the Company to increase its production of solar power beyond current levels and to develop a larger number of solar power-generating facilities than are called for by the Company's current plans.

Decisions related to the manner in which the Company will proceed with solar generation, the pace at which it will proceed, and the costs of solar generation to both the Company and consumers must each be considered in the context of a robust and careful evaluation process by management. As a part of its required Integrated Resource Planning Process ("IRP") (more fully described under Section II below), the Company's wholly-owned utility subsidiary, Virginia Electric and Power Company ("Dominion Virginia Power"), evaluates a wide range of options for meeting customer needs, including the possible development of solar generation. This process involves determining the appropriate fuel-types and mix of generation resources and technologies used to supply the electric needs of its customers and is at the heart of the Company's business. Resulting decisions are the product of an extensive and methodological approach aimed at securing the appropriate level of generation, demand-side resources, and market purchases to serve customers in a safe and reliable manner at a reasonable cost. They are at the core of matters involving the Company's business and operations, and are therefore improper matters for shareholder oversight.

The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release. Accordingly, on numerous occasions the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(7) because such proposals relate to a company's choice of technologies for use in its operations. For example, the Staff recently permitted an energy company to exclude a proposal calling for the diversification of the company's energy resources to include increased energy efficiency and renewable energy resources on the grounds that such proposal related to ordinary business operations, noting that "proposals that concern a company's choice of technologies for use in its operations are generally excludable Rule 14a-8(i)(7)" (*FirstEnergy Corp.* (March 8, 2013)). The Staff also permitted, on the same grounds, the exclusion of a proposal calling on a cable and internet provider to publish a report disclosing the actions it was taking to address the inefficient consumption of electricity by its set-top boxes, which proposal would include the company's efforts to accelerate the development and deployment of new energy efficient set-top boxes, on the same grounds, (*AT&T Inc.* (February 13, 2012)).

Similarly, the Staff has also permitted the exclusion of a shareholder proposal requesting that a utility company develop new cogeneration facilities and improve energy efficiency (*WPS Resources Corp.* (February 16, 2001)), proposals requesting a report on the status of research and development of a new safety system for railroads (*Union Pacific Corp.* (December 16, 1996) and *Burlington Northern Santa Fe Corp.* (January 22, 1997)), a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety, and financial security (*Applied Digital Solutions* (April 25, 2006)), and a proposal requesting that a computer company employ specific technological requirements in its software (*International Business Machines Corp.* (January 6, 2005)).

This Proposal, like the proposals described above, seeks to involve shareholders in decisions regarding the generation resources and technologies the Company should utilize to produce electricity, and like those excluded proposals, there is merely a tangential relationship between the Proposal and a social issue (See Section I.C below). Accordingly, because the Proposal deals with the day-to-day operations of the Company, in that it relates to the Company's choice of technologies for use in its operations, it may be properly excluded from the Proxy Materials under Rule 14a-8(i)(7).

C. Regardless of whether the Proposal touches on a significant policy issue, the Proposal is excludable as relating to ordinary business matters.

Staff Legal Bulletin No. 14E (CF) (October 27, 2009) provides that proposals generally will not be excludable if the underlying subject matter transcends the day-to-day business of the company and raises policy issues so significant that it would be appropriate for a shareholder vote. The Company does not believe the Proposal deals with a significant policy issue of the type that is excluded from the scope of Rule 14a-8(i)(7).

The Staff has found that some recent environmental proposals do transcend ordinary business operations. *See Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025); *General Electric Co.* (January 31, 2007) (report on global warming). However, the Proposal does not involve these broader environmental policy issues, but rather focuses on the business issue of how, in what manner, and at what pace, the Company should increase its generation of renewable energy from solar power. The fact that the Proposal has some connection to issues that are of social significance should not lead to the conclusion that it must automatically be included in the Proxy Materials. It is important to note that the mere fact that a proposal has a relationship to a social policy issue does not mean that Rule 14a-8(i)(7) does not apply.

The Staff has recently allowed proposals requesting companies to adopt a policy to bar the financing of particular types of customers to be excluded even though the proposals were tied to an arguably significant environmental policy issue (mountaintop removal coal mining), stating that the proposals addressed matters beyond the environmental impact of companies' project finance decisions, such as decisions to extend credit or provide other financial services to particular types of customers. See *JP Morgan Chase & Co.* (March 12, 2010) and *Bank of America Corporation* (February 24, 2010).

Since the focus of the Proposal is an ordinary business operation of the Company regarding its specific mix of electric generation by fuel type, that has, at best, a tangential relationship to a significant policy issue, it may be excluded from the Proxy Materials under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(10) - the Proposal may be excluded because the Company has already substantially implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. 1998 Release.

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013); see also *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Walgreen Co.* (September 26, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement) and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

Where proposals call for reports to shareholders, the Staff has allowed them to be excluded where companies could show that they already were issuing reports similar to those the proponents were requesting. Earlier this year, the Staff allowed the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts. The Staff permitted the exclusion because the public disclosures made by the Company pursuant state regulatory reporting requirements "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 5, 2013). See also *Dominion Resources, Inc.* (January 24, 2013) (Staff allowed the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed the proposal to be excluded in reliance of Rule 14a-8(i)(10). See also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting report on how company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

In this case, the Proposal requests the Company's board of directors to appoint a team to review the risks faced by the Company under its current plan for developing solar power generation capabilities, and to develop a report to shareholders regarding the risks as well as the benefits of increased solar generation. The Company's subsidiary Dominion Virginia Power has committed to doing its part to reach Virginia's renewable portfolio goal of 15% electricity from renewable sources by 2025 and is expanding its renewable generation portfolio, including solar energy, to help achieve this goal. Under North Carolina's renewable portfolio standards, Dominion Virginia Power is subject to specific requirements regarding solar power. As detailed below, the Company has already implemented a wide range of initiatives to study, develop and expand solar generation, and has reported on these initiatives. As a part of these initiatives, the Company has reviewed and reported on the risks outlined in the Proposal's supporting statement as well as additional risks, such as impacts to the grid and reliability more broadly, the impacts on ratepayers at large and impacts related to specific solar initiatives.

Dominion Virginia Power is implementing solar generation expansion in several ways, including through its Solar Partnership Program and Solar Purchase Program, as well as through existing net metering options and a renewable generation rate schedule approved by the Virginia State Corporation Commission ("VSCC") on December 16, 2013 ("Schedule RG").

The Solar Partnership Program is a multi-year pilot program designed to expand the Company's understanding of community-based solar energy by studying its impact and assessing its benefits while supporting and encouraging solar energy growth in Virginia. Under the Solar Partnership Program, Dominion Virginia Power will construct and operate up to 30 megawatts solar facilities on leased rooftops or on the grounds of commercial businesses and public properties throughout its Virginia service area. On May 2, 2013, Dominion Virginia Power announced that it has selected Old Dominion University to be the first participant, with over 600 solar panels installed on the roof of that university's Student Recreation Center. On December 3, 2013, it was announced that Dominion Virginia Power, as part of the Solar Partnership Program, will install more than 2,000 solar panels on the rooftop of Canon Virginia Inc.'s facility in Gloucester, Virginia, making it the largest roof solar system in the Virginia. This program is subject to regulatory oversight, including reporting obligations to the VSCC.

For participants in Dominion Virginia Power's Solar Purchase Program, qualifying homeowners and businesses can generate and sell electricity and solar Renewable Energy Certificates ("RECs") directly to Dominion Virginia Power. The program is designed to help customers cover the cost of installing solar generation while also promoting more local solar energy production and is available to eligible customers for an initial five-year pilot period. Participating customers install and own the solar generation system located on their property, but sell the electricity and solar RECs back to Dominion Virginia Power at a premium rate of 15 cents per kilowatt-hour. The Dominion Green Power program directly supports these solar projects through the purchase and retirement of the RECs produced through the Solar Purchase Program. This program is subject to regulatory oversight, including reporting obligations to the VSCC.

Schedule RG is designed to provide certain large, non-residential customers with the option to purchase a greater percentage of their energy needs from renewable energy resources than they currently receive from Dominion Virginia Power's existing generation mix. Eligible customers who wish to participate will sign a contract for Dominion Virginia Power to purchase additional amounts of renewable energy as determined by the customer. Additionally, the renewable energy supplier will sign a power purchase agreement with Dominion Virginia Power equal to the amount of renewable energy to be purchased under the customer's contract. A participating customer can request a certain type of renewable generation resource, including solar energy. The program is capped at an aggregate energy purchase level of 240,000,000 kWh annually or 100 customers, whichever occurs first. Schedule RG was approved by the VSCC on December 16, 2013, and is expected to launch in 2014.

Net metering is a special metering and billing agreement between Dominion Virginia Power and its customers in Virginia and North Carolina, facilitating the connection of renewable energy-generating systems to the power grid. Customers can connect approved renewable generation systems to the electric grid and provide electricity to their residence or facility. The electricity provided by the renewable generation system offsets electricity that would have been delivered by Dominion. The participating customer generally owns all renewable energy attributes associated with the energy generated and photovoltaic solar is an eligible energy source, subject to certain limitations.

In addition to the numerous studies undertaken or ongoing in connection with the above-described solar initiatives, the Company continues to study solar power through its IRP process. Under Virginia law, an integrated resource plan is defined as "a document developed by an electric utility that provides a forecast of its load obligations and a plan to meet those obligations by supply side and demand-side resources over the ensuing 15 years to promote reasonable prices, reliable services, energy independence, and environmental responsibility." Va. Code § 56-597. Thus, each year Dominion Virginia Power studies and produces or updates its integrated resource plan for the following 15 years. In particular, Dominion Virginia Power's IRP process studies new generation resources, including the costs of such generation, by type and its evaluation of a wide range of options for meeting customer needs in an environment that presents considerable uncertainty, including future federal regulation of greenhouse gases, other potential regulatory mandates, and fuel prices. Solar PV technology was included in both the Base Plan and Fuel Diversity Plan that were the Company's recommended paths forward in Dominion Virginia Power's 2013 IRP. Regarding the current state of solar technology, the latest IRP notes that although solar PV costs have declined in recent years, installed system costs can vary widely depending on system size, technology types, and site specific factors. For example, a solar cell's output and efficiency depends on various components, such as its design and materials, the intensity of the solar radiation hitting the cell, and the cell's temperature. Due to its variable nature as a generating resource, solar PV generation is not dispatchable and contributes less to peak load and reserve requirements than conventional generation resources. However, continuing advancements in storage technology may allow solar output to become a more reliable resource in the future and, in such event, future IRPs should take these developments into account.

In addition to the extensive initiatives being undertaken by Dominion Virginia Power, solar is a key component of Dominion's enterprise-wide clean energy growth plan. On December 16, 2013 the Company announced that it put into service three solar-power development projects near Indianapolis, Indiana which it had acquired earlier this year. These projects will use standard photovoltaic technology with a fixed-axis system to generate a peak combined output of 28.6 megawatts of electricity. The Company also announced on March 1, 2013, that it has acquired a solar energy development project in Georgia called the Azalea Solar Power Facility, which commenced operations in early December. The facility is expected to produce approximately 7.7 megawatts of electricity. Additionally, the Company's Somers Solar Center, located in north-central Connecticut, is a solar project capable of producing approximately 5 megawatts of electricity in Somers, Connecticut. The electricity will go to Connecticut Light & Power Co. under a 20-year purchased-power agreement. The facility was officially dedicated on November 22, 2013.

Dominion has already substantially implemented the essential objective of the Proposal and the Proposal is duplicative of regulatory reporting requirements already applicable to Dominion Virginia Power in Virginia and North Carolina. Therefore, although each goal sought by the Proposal has not been implemented in full or exactly as presented by Ms. Loving, as discussed above, the Proposal need only be "substantially implemented" to be excludable under Rule 14a-8(i)(10). Put another way, where the particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*Vector Group Ltd.* (February 26, 2013)), as the Company's do here with respect to Ms. Loving's primary goals, then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at

(804) 775-1054 or at jsellers@mcguirewoods.com or my colleague, Katherine K. DeLuca, at (804) 775-4385 or at kdeluca@mcguirewoods.com.

Sincerely,

Jane Whitt Sellers

Jane Whitt Sellers

Enclosures

cc: Russell J. Singer, Senior Counsel
Karen W. Doggett, Director – Governance and Executive Compensation
Ms. Joyce Loving

Exhibit A
Correspondence

Karen Doggett (Services - 6)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 18, 2013 8:58 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: Proposed 2014 Shareholder Resolution
Attachments: Submittal Ltr for Dom Res.pdf; Dominion 2014 Community Solar Proposed Stockholder Resolution.doc

Dear Ms. Reid and Ms. Doggett,

Attached to this message is the submittal letter (pdf) and shareholder resolution (Word doc) that I hereby present for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge your receipt of this email & its attachments at your earliest convenience. I may send the same information via overnight regular mail if I do not receive your confirmation by 11 AM today. Many thanks,

Joyce (Joy) A Loving
Grottoes VA

Joyce A Loving

*** FISMA & OMB Memorandum M-07-16 ***

November 18, 2013

Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid,

Attached please find a shareholder resolution on distributed solar that I hereby submit for inclusion in the 2014 proxy statement for the 2014 Dominion shareholders' meeting. Because I am sending you the resolution and this letter via email (to you at Carter.Reid@dom.com), the two documents are separate attachments to my email message.

I am a current stockholder in Dominion Resources, with over $2,000 in shares continuously since well prior to November 19, 2012. I intend to hold the shares past the date of the 2014 shareholders' meeting. I hold these shares directly with Dominion and via certificate; the accou*** FISMA & OMB Memorandum M-07-16 ***ss the account to verify my holdings; they are jointly held with my spouse, Lloyd L Pollitt. If this does not constitute sufficient proof of my shareholder status for submission of this proposed resolution, please inform me at your earliest convenience. I will then send you (via another email) confirmation of continuous share ownership of more than one year prior to today's date.

I would be happy to discuss this proposal via email or phone; my email and phone are listed above. Please note that I am happy to conduct all correspondence on this matter via email.

Thank you for your time and attention.

Sincerely,

Joyce A Loving

Attachment (Included in email transmission)

Cc: Karen Doggett

Whereas: By not aggressively pursuing distributed solar generation, Dominion is underperforming compared to its peers and missing the opportunity for essential experience in this type of generation. More than 6 GW of solar photovoltaic are installed in the US (1 GW in NJ). Virginia has no utility-owned solar.

New research[i] shows that solar, wind, and storage can power the grid 99.9% of the time. Renewables avoid the risks of variable fuel costs and new carbon regulation, lessening long-term risk for the grid and investors.

Dominion's study valuing solar[ii] showed it as a net burden to the grid. Many other studies (California, Texas, New York, Vermont[iii], and NREL[iv]) show solar as a net benefit to the grid. Dominion's 2013 IRP shows plans with more renewable energy development, but does not recommend them. Dominion risks making insufficient investment in this valuable future energy source by not using the more realistic IREC method for valuing solar[v].

Dominion's base 15-year plan includes 3 MW customer solar and 30 MW utility-owned distributed solar (with dispute over limited pricing and term[vi]). A Virginia total of 33 MW proposed solar over 15 years (none currently) is meager compared to other programs, e.g., Maryland (106 MW solar installed), Duke Energy (50 MW solar), Tucson Electric (15 MW), Colorado Springs Utilities (2 MW single community pilot in 2010, expanding), Austin Energy (11 MW, expanding to 50 MW), Georgia Power (62 MW installed, adding 210 MW), burgeoning DC community solar, and the Indianapolis Airport 25 MW array. Every airport in Virginia receives more solar isolation than Indianapolis, but none has <u>any</u> arrays.

Failing to adapt quickly to the new opportunities of distributed solar is a financial risk that could be calamitous, as discussed in many recent articles.[vii] Recently proposed federal standards requiring 6% renewable by 2015 would be disastrous for Dominion. Bloomberg New Energy Finance said the "tipping point" has been reached; while renewable energy produced only 12% of the world's electricity in 2012, renewables are projected to produce more than 50% by 2020, just six years away. To remain viable and minimize investor risk, Dominion must plan now for installing fixed cost generators. Otherwise, virtually nearly every nearby state will have a low, relatively fixed cost for electricity while Virginia's will continue to rise.

Despite Dominion's capability to plan for distributed solar, its failure to do so will adversely affect investor confidence and support.

Resolved: Dominion shareholders request the Dominion board appoint a team to review the risks Dominion faces under its current plan for developing solar generation, including a review of other US programs, and to develop a report on those risks as well as benefits of increased solar generation. The analysis, prepared at reasonable cost and omitting proprietary information, shall be available to shareholders by the 2015 shareholder meeting.

---

[i] http://www.sciencedirect.com/science/article/pii/S0378775312014759

[ii] Virginia SCC case PUE-2011-00088; PUE-2012-00064 8/1/13 filing

[iii] http://www.renewableenergyworld.com/rea/blog/post/2013/01/new-state-study-demonstrates-benefit-to-ratepayers-of-net-metering

[iv] http://www.eenews.net/stories/1059987792

[v] http://www.irecusa.org/wp-content/uploads/2013/10/IREC_Rabago_Regulators-Guidebook-to-Assessing-Benefits-and-Costs-of-DSG.pdf

[vi] PUE-2012-00064 comments 9/14/12, http://docket.scc.virginia.gov/

[vii] http://www.eei.org/ourissues/finance/Documents/disruptivechallenges.pdf, http://www.businessweek.com/articles/2013-08-22/homegrown-green-energy-is-making-power-utilities-irrelevant, http://breakingenergy.com/2012/09/24/study-results-make-renewable-energy-investments-now-or-risk-mi/

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Monday, November 18, 2013 1:55 PM
To: 'Joy Loving'
Cc: Carter Reid (Services - 6); Meredith S Thrower (Services - 6)
Subject: RE: Proposed 2014 Shareholder Resolution

Dear Ms. Loving,

By way of this email, I am confirming the receipt of your shareholder proposal on Monday, November 18, 2013.

Please note that Dominion reserves the right in the future to raise any bases upon which this proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Joy *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 18, 2013 8:58 AM
To: Carter Reid (Services - 6); Karen Doggett (Services - 6)
Subject: Proposed 2014 Shareholder Resolution

Dear Ms. Reid and Ms. Doggett,

Attached to this message is the submittal letter (pdf) and shareholder resolution (Word doc) that I hereby present for inclusion in the proxy for the 2014 Dominion shareholder meeting. Please acknowledge your receipt of this email & its attachments at your earliest convenience. I may send the same information via overnight regular mail if I do not receive your confirmation by 11 AM today. Many thanks.

Joyce (Joy) A Loving
Grottoes VA

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Friday, November 22, 2013 2:24 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Meredith S Thrower (Services - 6)
Subject: FW: Request for Assistance to Prove Share Ownership

Dear Ms. Loving,

My shareholder services group forwarded me your email and I am responding on their behalf. In your cover letter dated November 18, 2013 to your shareholder proposal, you informed me that you owned shares directly with Dominion Resources, Inc. (Dominion). Because your shares are held with Dominion and not in a brokerage account or with a bank, I did verify at that time your ownership of Dominion shares directly with our shareholder services group.

By way of this email, I am confirming that I have received your proof of ownership of Dominion shares and no further action is required on your part.

Please note that Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

Sincerely,

Karen Doggett

Karen W. Doggett
Director - Governance and Executive Compensation
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Joy Loving *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 22, 2013 9:05 AM
To: Shareholder Services
Subject: Request for Assistance to Prove Share Ownership

I must prove my ownership of my Dominion shares, which my spouse and I jointly own directly with Dominion (except for 72 certificate shares held for many years). We invest monthly with Dominion Shareholder Services through your automatic direct investment program. Although my online account provides the information I need, it does so on a web page without headings that also (1) does not show the owner name(s) or the account number and (2) cannot be saved in electronic format showing both the source of the information and the owner names and AN. Thus, I request a letter from Dominion Stockholder Services, issued not later than December 2, 2013, providing the necessary information (see below) and demonstrating that it comes from the entity (custodian/broker) authorized to do so. As of November 22, 2013, per my online account, I own at least 1074 shares of common stock plus 72 certificate shares. As of November 20, 2012, I owned at least 1010 shares of common stock plus 72 certificate shares. I have invested continuously from Nov 2012 - Nov 2013. Via this message, I confirm that I intend to continue my monthly purchase of Dominion stock and to hold at least $2000 in shares continuously up to and past the 2014 Dominion stockholder meeting.

Please send the proof of ownership letter to Ms. Reid by email and via regular mail. Please send copies of the letter to me and the cc'd individual below in the same way. If your procedures prevent you from forwarding this information directly to anyone other than owners, then please get the information (at least via email) to me by Friday, Nov 29 so that I may

send it off. If you have questions about this request, please contact me via m*** FISMA & OMB Memorandum M-07-16 ***
of the letter should include wording consistent with the following:

"[Date Letter Sent]

Ms. Carter Reid
Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond VA 23219
email: carter.reid@dom.com

Dear Ms. Reid:

Re: Lloyd L Pollitt and Joyce A Loving (Joint Owners) and *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Dominion Shareholder Services is the record holder for the beneficial owner(s) of the above-named account, holding 1074 shares of common stock in Dominion Resources. At least 1010 of these shares have been held continuously for at least one year prior to November 19, 2013 through [date you send letter], and the shareholder plans to retain ownership of these shares at least through the date of the 2014 annual shareholder's meeting.

This letter serves as confirmation that the account holders listed above are the beneficial owners of the above-referenced stock.

Sincerely,

[Authorized Representative]
Dominion Shareholder Services

cc: Joyce A Loving *** FISMA & OMB Memorandum M-07-16 ***
Karen Doggett (Karen.doggett@dom.com; same address as Ms. Reid)"

Thank you for your prompt assistance in this matter.

Joyce A Loving